RUBICON MINERALS CORPORATION
STOCK OPTION PLAN
(2011)

1.	INTERPRETATION

1.1	Defined Term - For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Associate” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(b)	“Board” means the Board of Directors of the Company;

(c)	“Change in Control” means:

(i)
a takeover bid (as defined in the British Columbia Securities Act), pursuant to which the offeror or any one acting jointly or in concert takes up and pays for Shares of the Company and, as a result of such take up and payment, the offeror holds in the aggregate more than 50% of the outstanding Shares immediately upon completion of the takeover bid;

(ii)	a change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company;

(iii)	the sale of all or substantially all the assets of the Company;

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares of the Company in a single transaction or a series of related transactions;

(v)	the dissolution of the Company’s business or the liquidation of its assets;

(vi)
a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than a majority of the outstanding shares of the new or continuing Company; or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d)	“Committee” means the Compensation Committee appointed by the Board, or if no such committee is appointed, the Board itself;

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(e)	“Company” means Rubicon Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

(f)	“Date of Grant” means the date on which a grant of an Option is effective;

(g)
“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(h)	“Disinterested Shareholder Approval” means an ordinary resolution approved at a shareholders meeting by a majority of the votes cast by:

(i)	the holders of the issued and outstanding Shares; and

(ii)
the holders of any securities of the Company, other than the Shares, which have a residual right to share in the earnings of the Company and in its assets upon liquidation or winding-up (“Restricted Securities”), on a basis proportionate to their respective residual equity interests in the Company, excluding votes attaching to the Shares and the Restricted Securities beneficially owned by Insiders to whom Options may be issued and Associates of those persons;

(i)	“Effective Date” means the effective date of this Plan as set out in Section 16 hereof;

(j)	“Guardian” means the guardian, if any, appointed for an Optionee;

(k)	“Insider” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(l)	“Market Price” means:

(i)	where the Shares are listed for trading on the TSX, the last closing price of the Shares on the TSX immediately prior to the time of the grant of an Option;

(ii)
where the Shares are suspended from or are not listed for trading on the TSX but are listed for trading on another stock exchange or over the counter market, the closing price of the Shares on the stock exchange or over the counter market which is the principal trading market for the Company’s Shares, as may be determined for such purpose by the Committee; or

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(iii)
where the Company is a reporting issuer, but the Shares are not listed for trading on a stock exchange or over the counter market, or where the Company is not a reporting issuer, the value which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm’s length;

(m)	“Option” means an option to purchase Shares granted pursuant to the terms of this Plan;

(n)	“Option Certificate” means the certificate to be entered into between the Company and an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan;

(o)	“Option Price” means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(p)	“Optionee” means a person to whom an Option has been granted;

(q)
“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(r)	“Plan” means this Stock Option Plan of the Company;

(s)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(t)	“Related Entity” means, for an issuer or person, a Person that controls or is controlled by the issuer or person or that is controlled by the same Person that controls the issuer;

(u)
“Reorganization” means any statutory merger, plan of arrangement, statutory consolidation, statutory compulsory acquisition, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company;

(v)	“Restricted Securities” has the meaning set out in subsection 1.1(h) hereof;

(w)	“Shareholder Approval” means approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and

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entitled to vote at a meeting duly held in accordance with applicable corporate laws;

(x)	“Shares” means the common shares without par value in the capital of the Company;

(y)	“Term” means the period of time during which an Option may be exercised; and

(z)	“TSX” means the Toronto Stock Exchange.

2.	STATEMENT OF PURPOSE

2.1
Principal Purposes  - The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

2.2
Benefit to Shareholders  -  The Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

3.	ADMINISTRATION

3.1	Board or Committee - Subject to the direction of the Board, the Plan shall be administered by the Committee.

3.2
Committee - The Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  The  Committee shall continue to serve until otherwise directed by the Board.

3.3
Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him or her).

3.4	Powers of Committee - The Committee shall have the authority to review the following matters in relation to the Plan and to make recommendations on such matters to the Board:

(a)	administration of the Plan in accordance with its terms;

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(b)	determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c)
correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)	with respect to the granting of Options:

(i)
determination of the employees, officers, directors or consultants of the Company or a Related Entity of the Company, any Related Entity of such persons, and individuals employed by a Person providing management services to the Company, to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)	determination of the terms and provisions of the Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Certificate);

(iii)	amendment of the terms and provisions of an Option Certificate, provided the Committee obtains:

(A)          the consent of the Optionee; and

(B)	the approval of any stock exchange on which the Company is listed, where required;

(iv)	determination of when Options shall be granted;

(v)	determination of the number of Shares subject to each Option;

(vi)	determination of the vesting schedule, if any, for the exercise of any Option; and

(g)	all other determinations necessary or advisable for administration of the Plan.

3.5
Approvals - The Company will use its best efforts to obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

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3.6
Administration by Committee  -  The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4.	ELIGIBILITY

4.1
Eligibility for Options - Options may be granted to any employee, officer, director or consultant of the Company or a Related Entity of the Company, to a Related Entity of such persons, and to an individual employed by a Person providing management services to the Company.

4.2	Limitation - The grant of Options under the Plan is subject to the limitation that the aggregate of:

(a)	the number of Shares issuable to Insiders (including their Associates), at any time; and

(b)	the number of Shares issued to Insiders (including their Associates), within any one year period,

under the Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

4.3
No Violation of Securities Laws -  No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Company and the Optionee reside.

5.	SHARES SUBJECT TO THE PLAN

5.1
Number of Shares - The Board, based on recommendations by the Committee, may grant Options under the Plan from time to time to purchase an aggregate of up to a maximum of 7.25% of the number of Shares which are issued and outstanding on a rolling basis as at the Date of Grant of any Option.  Such maximum number of Shares issuable under the Plan shall be made available from authorized, but unissued, Shares.  The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

5.2
Expiry of Option - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3	Reservation of Shares - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

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5.4
Grants of Other Options to Purchase Shares - Neither the existence of this Plan nor any provision contained in it shall be interpreted as restricting the powers of the Board to, in its discretion, grant options to purchase Shares outside of the Plan.

5.5	Grants to the Board - With respect to grants of Options to the Board:

(a)	the aggregate number of Shares reserved for issuance to Optionees who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Shares of the Company; and

(b)	the maximum of the fair market value of Options granted to an Optionee who is a non-employee member of the Board shall not exceed CDN$100,000 per fiscal year.

6.	OPTION TERMS

6.1	Option Certificate - With respect to each Option to be granted to an Optionee, the following terms shall be specified in the Option Certificate between the Company and the Optionee:

(a)	the number of Shares subject to purchase pursuant to such Option;

(b)	the Date of Grant;

(c)	the Term;

(d)	the Option Price, provided that the Option Price shall not be less than the Market Price of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent; and

(f)	such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2
Vesting Schedule - The Board, taking into account the recommendations of the Committee, shall have complete discretion to set or vary the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a)	allow full and immediate vesting upon the grant of such Option;

(b)	permit partial vesting in stated percentage amounts based on the length of the Term of such Option; and

(c)	permit full vesting after a stated period of time has passed from the Date of Grant.

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6.3
Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required.  In particular, if required by the TSX, Disinterested Shareholder Approval shall be required for:

(a)	a reduction in the Option Price; or

(b)	an extension of the Term,

of a previously granted Option if the Optionee is an Insider of the Company or an Associate of an Insider at the time of the proposed amendment.  In this event, only the Insider whose Option is being amended and such Insider’s Associates shall be required to abstain from voting in relation to the Disinterested Shareholder Approval.

6.4	Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

6.5
Amendment of Expiration of Term of Option During Blackout Period - Notwithstanding the provisions of subsection 6.1(c) or the date of expiration of the Term of an Option determined in accordance with this Plan (“Fixed Term”), the date of expiration of the Term of an Option will be adjusted, without being subject to Board or Committee discretion, to take into account any blackout period imposed on the Optionee by the Company as follows: if the Fixed Term expiration date falls within a blackout period imposed on the Optionee by the Company or falls within 10 business days after the end of such blackout period, then the Fixed Term expiration date is to the close of business on the 10th business day after the end of such blackout period.

7.	EXERCISE OF OPTION

7.1
Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Company at its principal place of business.

7.2
Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares.  A stop-transfer order against such Shares may be placed on the stock books and records of the Company, and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable United States federal and state securities laws, may be endorsed on the certificates representing such Shares in order to assure an exemption from registration.  The Committee also may require such other documentation as may from time to time be necessary to comply with United States federal and state securities laws.  The Company has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

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7.3
Payment of Option Price  - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised.  Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

7.4
Issuance of Certificates – As soon as practicable after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Company shall issue a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.5
Withholding Taxes - The Company shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Optionee to the Company, of any taxes or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares.  Without limiting the generality of the foregoing, the Company may, in its sole discretion:

(a)	deduct and withhold additional amounts from other amounts payable to a Optionee;

(b)
require, as a condition of the issuance of Shares to an Optionee that the Optionee make a cash payment to the Company equal to the amount, in the Company’s opinion, required to be withheld and remitted by the Company for the account of the Optionee to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Optionee makes such payment; or

(c)
sell, on behalf of the Optionee, all or any portion of Shares otherwise deliverable to the Optionee until the net proceeds of sale equal or exceed the amount which, in the Company’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Optionee.

8.	TRANSFERABILITY OF OPTIONS

8.1	Non-Transferable - Except as provided otherwise in this Section 8 or by applicable securities laws, Options are non-assignable and non-transferable.

8.2
Death of Optionee - If an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option dies, any Options held by such person or Related Entity of such person shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of one year following the date of death of such person and the expiry of the Term of the Option.

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8.3
Disability of Optionee - If the employment of an employee or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, the employment of an individual employed by a Person providing management services to the Company holding an Option, or the position of a director or officer of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, is terminated by the Company or a Related Entity of the Company by reason of such person’s Disability, any Options held by such person or Related Entity of such person that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, until the earlier of one year following the date of termination of service of such person and the expiry of the Term of the Option.

8.4
Continuance of Vesting - Under this Section 8, options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to the expiry of the Term of the Option, continue to vest in accordance with any vesting schedule to which such Options are subject, but no acceleration of such vesting shall occur (except if such acceleration is specifically authorized by the Board, taking into account any recommendation of the Committee).

8.5
Deemed Non-Interruption of Employment - Subject to any determination in writing by the Committee under subsection 3.4(e), employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence, if the period of such leave did not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Company or any Related Entity is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Optionee’s re-employment is not so guaranteed, then his or her employment shall be deemed to have terminated on the 91st day of such leave, unless otherwise notified in writing by the Committee.

9.	TERMINATION OF OPTIONS

9.1	Termination of Options - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Certificate;

(b)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for cause, the date of such termination for cause or such later date determined by the Board which can be no later than the expiry date of the Term of the Option;

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(c)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for a reason other than such person’s Disability, death, or termination for cause, the earlier of 90 days after such date of termination and the expiry date of the Term of the Option, or  such later date determined by the Board which shall not be later than the expiry date of the Term of the Option; and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2
No Acceleration of Vesting - For greater certainty, in the event of termination of an Option under subsections 9.1(b), (c) or (d) above, unless otherwise set out in the Option Certificate for such Option or as otherwise determined by the Board (taking into account any recommendations of the Committee) at any time and subject to the Optionee’s rights under sections 10.4 and 10.6:

(a)	there shall be no acceleration of the vesting period of any Option terminated under subsections 9.1(b), (c) or (d); and

(b)	the original vesting schedule of any Option which will be terminated under subsection 9.1(c) shall continue during the 90 day termination period referred to in subsection 9.1(c).

9.3
Termination In Connection With Reorganization - After the completion of a Reorganization described in Section 10.2, if an Optionee has received an Assumed Option or a Substituted Option (each as described in Section 10.2) and such Optionee’s position is terminated in the circumstances described in subsection 9.1(c), the provisions of subsection 9.1(c) and the related provisions of Subsection 9.2 shall apply mutatis mutandis except that, if a longer period than the 90-day period set out in subsection 9.1(c) is provided for in the equivalent provisions of the stock option plan, agreement, certificate or other instrument governing the Assumed Option or Substituted Option, then such longer period shall apply.

9.4
Lapsed Options – If Options are surrendered, terminated or otherwise expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such Options, provided that the Company complies with the relevant rules of the TSX.

10.	ADJUSTMENTS TO OPTIONS

10.1
Alteration in Capital Structure  - If there is any material alteration in the capital structure of the Company through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX or any other stock exchange having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

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10.2
Corporate Reorganization Where Company is Acquired - In the event of a Reorganization in which the Company is not the surviving or acquiring corporation, or in which the Company is or becomes a wholly-owned subsidiary of another corporation as a result of such Reorganization becoming effective, the acquiring corporation or entity shall be required to provide for:

(a)	the assumption of each Option granted under this Plan (“Assumed Option”); or

(b)	the substitution of another option of equivalent value therefor (“Substituted Option”); or

(c)
the distribution to each eligible Optionee of securities, property or cash of appropriate value (as determined by the Board), such that the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such Reorganization if the Optionee had exercised his Option immediately prior to the record date applicable to such Reorganization, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3
Amalgamation, Merger or Arrangement Where the Company is Not Acquired - If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation in circumstances other than as subscribed in section 10.2 above, the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.4
Acceleration of Vesting on Change in Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.  To the extent possible, the Committee or the Board shall give notice to Optionees not less than 30 days prior to the consummation of a Change in Control.

10.5
Determinations to be Made - Adjustments and determinations under this Section 10 shall be made by the Committee or the Board, whose decisions as to the adjustments or determinations which shall be made, and the extent thereof, shall be final, binding, and conclusive.

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10.6
Effect of a Takeover - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a takeover bid within the meaning of section 92 of the British Columbia Securities Act, as amended from time to time, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee notwithstanding any contingent vesting provisions to which such Option may have otherwise been subject, so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised, and any vesting schedule shall also be reinstated. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Optioned Shares.

11.	TERMINATION AND AMENDMENT OF PLAN

11.1
Power to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:

(a)	increase the fixed maximum number or percentage of Shares which may be issued under the Plan;

(b)	materially increase the benefits accruing to participants under the Plan;

(c)	add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(e)	reduce the Option Price;

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(f)	allow for the cancellation or reissuance of any Option granted under the Plan;

(g)	extend the Term of any Option;

(h)	permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(i)	remove or increase the non-employee director participation limit; or

(j)	amend this Section 11.1 of the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 11.1(a) to (i) above without obtaining Shareholder Approval, including the following types of amendments:

(k)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(l)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(m)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

11.2
No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1
Compliance with Laws - Shares shall not be issued pursuant to the exercise of any Option unless the Shares are fully paid and non-assessable and the exercise of such Option and the issuance and delivery of such Shares comply with all relevant provisions of law, including, without limitation, the United States Securities Act of 1933, as amended, any applicable state or provincial securities or corporate laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed or otherwise traded.

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12.2
Regulatory Approval to Issuance of Shares - The Company’s inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability with respect to the failure to issue or sell such Shares.

13.	USE OF PROCEEDS

13.1
Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

14.	NOTICES

14.1
Notices  - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed or by electronic communication, in which case notice shall be deemed to have been duly given on the date the facsimile or electronic communication is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.	MISCELLANEOUS PROVISIONS

15.1	No Obligation to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2
No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Company or any Related Company to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Related Company to reduce such Optionee’s compensation.

15.3	Binding Agreement - The provisions of this Plan and each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4	Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5	Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6	No Representation or Warranty - The Company makes no representation or warranty as to the future market value of any Shares issued or issuable in accordance with the provisions of this Plan.

16.           EFFECTIVE DATE OF PLAN

16.1	Effective Date of Plan - This Plan shall become effective on the date of its acceptance by the shareholders of the Company.

16.2
Rollover from Prior Stock Option Plans - On the Effective Date, this Plan shall supersede all prior stock option plans of the Company and all outstanding stock options granted under prior stock option plans of the Company shall be rolled over into and be subject to the terms and conditions of this Plan.

“David W. Adamson”
Authorized Signatory

Date approved by the Board of Directors of the Company: May 16, 2011
Date approved by the Shareholders of the Company: June 29, 2011